July 18 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth St. N.W.
Washington, D.C. 20549

Re: PremierWest Bancorp
                  Registration Statement on Form S-8 for 2002 Stock Option Plan

Ladies and Gentlemen:

On behalf of PremierWest Bancorp (the "Company"), an Oregon corporation, we are filing by EDGAR a Registration Statement for the Company's 2002 Stock Option Plan.

If there are any questions with respect to this filing, please contact Andrew Ognall at 503-221-0607.

Very truly yours,

/s/ Andrew H. Ognall

Andrew H. Ognall

Filed with the Securities and Exchange Commission on July 18 2002

Securities Act Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PREMIERWEST BANCORP
(Exact name of registrant as specified in its charter)

Oregon	**93-1282171**
(State of incorporation)	(I.R.S. Employer Identification No.)

503 Airport Road, PO Box 40, Medford, Oregon	**97504**
(Address of principal executive offices)	(Zip Code)

2002 PREMIERWEST BANCORP STOCK OPTION PLAN
(Full title of the plan)

JOHN L. ANHORN, Chief Executive Officer
503 Airport Road
Medford, Oregon 97504
(541) 618-6003
(Name, address and telephone number
of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Number of Shares Being Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock	840,000	$6.88	$5,775,000	$531.69

CALCULATION OF REGISTRATION FEE

(1)   The shares of Common Stock represent the number of shares with respect to which options have been granted or may be granted under the 2002 PremierWest Bancorp Stock Option Plan. In addition, pursuant to Rule 416, this Registration Statement also covers an indeterminate number of additional shares which may be issuable as a result of the anti-dilution provisions of the 2002 PremierWest Bancorp Stock Option Plan.

(2)   The maximum offering price for the shares cannot presently be determined as the offering price is established at the time options are granted. Pursuant to Rule 457(h), the offering price is estimated solely for the purposes of calculating the registration fee and is based on the average of the bid and asked prices as of July 16, 2002 (within five days of the date of filing of this registration statement).

PART I-INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

EXPLANATORY NOTE

In accordance with the instructions to Part I of Form S-8, the information required to be set forth in Part I of Form S-8 has been omitted from this Registration Statement.

PART II-INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by PremierWest Bancorp with the Securities and Exchange Commission are incorporated by reference in this registration statement:

(a)   Annual Report on Form 10-K for the year ended December 31, 2001, filed April 1, 2002 (Film No. 02596312).

(b)   Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed May 14, 2002 (Film No. 02644635), and all other reports filed since December 31, 2001 pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934.

(c)   The description of common stock contained in the registration statement on Form S-4 filed January 12, 2001 (Film No. 1507418), as amended February 1, 2001 (Film No. 1521650).

All documents filed by the Company subsequent to those listed above pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

Under the Oregon Business Corporation Act, Oregon Revised Statutes Sections 60.387 to 60.414, a person who is made a party to a proceeding because such person is or was an officer or director of a corporation (an "Indemnitee") may be indemnified by the corporation against liability incurred in connection with the proceeding if:

- the Indemnitee's conduct was in good faith and in a manner he or she reasonably believed was in the corporation's best interest or at least not opposed to its best interests, and
- if the proceeding was a criminal proceeding, the Indemnitee had no reasonable cause to believe his or her conduct was unlawful.

Indemnification is not permitted if the Indemnitee was adjudged liable to the corporation in a proceeding by or in the right of the corporation, and if the Indemnitee was adjudged liable on the basis that he or she improperly received a personal benefit. Unless the articles of incorporation of the corporation provide otherwise, such indemnification is mandatory if the Indemnitee is wholly successful on the merits or otherwise, or if ordered by a court of competent jurisdiction.

The Oregon Business Corporation Act also provides that a company's Articles of Incorporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for:

- any breach of the directors' duty of loyalty to the corporation or its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- any unlawful distribution; or
- any transaction from which the director derived an improper personal benefit.

Our Articles of Incorporation provide that we will indemnify our directors and officers, to the fullest extent permissible under the Oregon Business Corporation Act against all expense liability and loss (including attorney fees) incurred or suffered by reason of service as a director or officer or service at our request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The effect of these provisions is to limit the liability of directors for monetary damages, and to indemnify our directors and officers for all costs and expenses for liability incurred by them in connection with any action, suit or proceeding in which they may become involved by reason of their affiliation with us, to the fullest extent permitted by law.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The exhibits required by Item 601 of Regulation S-K being filed herewith or incorporated herein by reference are as follows:

Exhibit

5.1	Opinion of Foster Pepper & Shefelman LLP
23.1	Consent of Symonds, Evans & Company, P.C.
23.2	Consent of Foster Pepper & Shefelman LLP (Included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page)
99.1	2002 Stock Option Plan (Incorporated by reference to Appendix I of the Registrant's Proxy Statement filed April 15, 2002).

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Paragraphs (i) and (ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Medford, State of Oregon, on the 15th day of July, 2002.


PREMIERWEST BANCORP

By: /s/ John L. Anhorn
John L. Anhorn, Chief Executive Officer


POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints JOHN L. ANHORN and TOM ANDERSON, and each of them with the power of substitution, to act as his true and lawful attorney in fact and agent to act in his name, place and stead, and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration, including any and all post-effective amendments or new registration pursuant to Rule 462.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By: /s/ John L. Anhorn   Date: July 15, 2002
John L. Anhorn,   Director, President and
Chief Executive Officer

By: _____   Date: _____
John Duke, Director

By: /s/ Patrick Huycke   Date: July 15, 2002
Patrick Huycke, Director

By: /s/ Dennis Hoffbuhr   Date: July 15, 2002
Dennis Hoffbuhr, Director

By: /s/ Thomas Becker   Date: July 15, 2002
Thomas Becker, Director

By: _____   Date: _____
Rickar Watkins, Director

By: /s/ James Patterson   Date: July 15, 2002
James Patterson, Director

By:	_____	Date:	_____
	Don L. Hilton, Director		
By:	/s/ Jeffrey Chamberlain	Date:	July 15, 2002
	Jeffrey Chamberlain, Director		
By:	_____	Date:	_____
	David A. Emmett, Director		
By:	/s/ Brian Pargeter	Date:	July 15, 2002
	Brian Pargeter, Director		
By:	_____	Date:	_____
	Norman Fiock, Director		
By:	/s/ Richard K. Karchmer	Date:	July 15, 2002
	Richard K. Karchmer, Director		
By:	/s/ Richard R. Hieb	Date:	July 15, 2002
	Richard R. Hieb, Director, Chief Operating Officer		
By:	/s/ Tom Anderson	Date:	July 15, 2002
	Tom Anderson, Chief Financial Officer		
By:	/s/ Bruce McKee	Date:	July 15, 2002
	Bruce McKee, Principal Accounting Officer		

EXHIBIT INDEX

<u>Exhibit</u>

5.1   Opinion of Foster Pepper & Shefelman LLP

23.1   Consent of Symonds, Evans & Company, P.C.

23.2   Consent of Foster Pepper & Shefelman LLP (Included in Exhibit 5.1)

24.1   Power of Attorney (included in signature page)

99.1   2002 Stock Option Plan (Incorporated by reference to Appendix I of the Registrant's Proxy Statement filed April 15, 2002).

EXHIBIT 5.1

July 17, 2002

Board of Directors
PremierWest Bancorp
503 Airport Road
Medford, Oregon

       Re: Form S-8 Registration
                             2002 Stock Option Plan

Gentlemen:

This firm is special counsel to PremierWest Bancorp, an Oregon corporation (the "Company"), and, in that capacity, has assisted in the preparation of certain documents, including the Company's Registration Statement on Form S-8 (the "Registration Statement") relating to the issuance of up to 840,000 shares of the Company's Common stock ("Shares") in accordance with the Company's 2002 Stock Option Plan (the "Plan").

In the course of our representation described above, we have examined the Plan, the Registration Statement as prepared for filing with the Securities and Exchange Commission and related documents and correspondence. We have reviewed the Articles of Incorporation and the Bylaws of the Company, as amended, and excerpts of minutes of certain meetings of the Board of Directors and shareholders of the Company. We have also received from the officers of the Company certificates and other representations concerning factual matters relevant to this opinion. We have received such certificates from, and have made inquiries of public officials in those jurisdictions in which we have deemed it appropriate.

As to matters of fact, we have relied upon the above certificates, documents and investigation. We have assumed without investigation the genuineness of all signatures and the authenticity and completeness of all of the documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

Based upon and subject to all of the foregoing, we are of the opinion that:

The Shares have been validly authorized, and when (i) the Registration Statement has become effective; (ii) the applicable provisions of the Securities Act of 1933, as amended, and such state securities laws as may be applicable have been complied with, and (iii) the Shares have been issued in accordance with the Plan as contemplated by the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

Regardless of the states in which members of this firm are licensed to practice, this opinion is limited to the present laws of the State of Oregon and the United States of America and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

This opinion is provided to you as a legal opinion only, and not as a guaranty or warranty of the matters discussed herein. Our opinion is limited to the matters expressly stated herein, and no other opinions may be implied or inferred.

The opinions expressed herein are for the benefit of and may be relied upon only by you in connection with the Plan. Neither this opinion nor any extract therefrom nor reference thereto shall be published or delivered to any other person or otherwise relied upon without our expressed written consent.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the General Rules and Regulations of the Commission.

Very truly yours,

FOSTER PEPPER & SHEFELMAN, LLP

/s/ Foster Pepper & Shefelman LLP

Portland, Oregon

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2002 PremierWest Bancorp Stock Option Plan of our report dated January 25, 2002, with respect to the consolidated financial statements of PremierWest Bancorp and subsidiary included in the Annual Report (Form 10-K) for the year ended December 31, 2001.

/s/ Symonds, Evans & Co., P.C.

Portland, Oregon
July 1, 2002